September 30, 2011

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn: Mr. Terence O’Brien
Accounting Branch Chief

RE:	Industrial Services of America, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 000-20979

Dear Mr. O’Brien:

In response to your letter, we have reviewed your comments and plan to file an amended 10-K subsequent to the conclusion of SEC comment letters relating to the 10-K and revise future filings as discussed below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 1

1.	We have read your response to comment 17 from our letter dated June 21, 2011. Please tell us when you intend to file your amended 2010 Form 10-K.

Response: We intend to file our amended 2010 Form 10-K subsequent to the conclusion of SEC comment letters so that all issues can be properly addressed and amended.

2.

We note your statement in response to the first bullet of comment 22 from our letter dated June 21, 2011, that you did not obtain control of Venture, as you did not have any financial interest, voting interest or shares in Venture. However, we note your disclosures throughout your fiscal years 2009 and 2010 Forms 10-K, which state that you acquired Venture during fiscal year 2009. Please provide us with a comprehensive explanation for the apparent differences in the statements made in your periodic reports and your response letter.

Response: In January 2009, our initial purchase of Venture Metals, LLC (“Venture”) inventory “was part of an overall agreement to acquire the operations of Venture Metals,” as noted in Note 13 – “Purchase of Inventory and Fixed Assets of Venture Metals” in our 2009 10-K Notes to Consolidated Financial Statements. In January 2009, we hired the Venture employees we needed to continue the business operations. We also exercised the right to retain the use of the property and facilities located on those premises, as agreed upon in the Inventory Purchase Agreement, beginning in January 2009, which we then purchased in April 2009. We defined the 2009 purchase of these operating assets as our acquisition of the Venture operations (the “2009 Acquisition”); however, it was not all of Venture. At this time, we did not acquire control of the trade name, customer list, or operating area outside of a fifty-mile radius. We did not have any financial interest, voting interest, or own any shares of Venture.

Based on the ASC Topic 805 definition of a business for accounting purposes (an integrated set of activities and assets that is capable of being conducted and managed for the purpose of

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants) and for reporting purposes (consists of inputs and processes applied to those inputs that have the ability to create outputs), we determined our 2009 Acquisition of the Venture operating assets (inventory, fixed assets, property, and hiring a majority of the employees) constituted a business and should be reported as a business combination.

Thus, our references to “acquiring” Venture in 2009 in our prior filings related only to acquiring the operating assets and not the entire entity. In our amended 10-K, we will clarify these separate transactions.

3.

We note your statement in response to the first bullet of comment 22 from our letter dated June 21, 2011, that the purchase of inventory and the fixed assets and the hiring of the majority of the employees constituted a business combination as described in 810-10-55- 4 through 55-9. In this regard, we note that the January 13, 2009 agreement to purchase the inventories between you and the three owners of Venture does not appear to contemplate the acquisition of any additional assets and/or business processes of Venture in the near future. The inventory purchase agreement states that you have the option but not the obligation to hire employees of Venture in connection with the inventory purchase. Finally, the inventory purchase agreement included the leasing of the facility housing the inventory for a period of up to two years with no option to purchase. The April 17, 2009 bill of sale for the listed fixed assets that were previously subject to a February 11, 2009 lease agreement also only appears to contemplate the purchase of the corresponding fixed assets. As such, it is unclear how you determined that you acquired a business for purposes of accounting for the combined transactions as a business combination in accordance with ASC 805. Please provide us with your detailed analysis that supports your conclusion that the combined transactions represent a business. As part of your analysis, please provide us with a comprehensive explanation as to why it was necessary to purchase intangible assets over a year after the fact, if the acquisition of inventories and fixed assets was that of a business. Please also explain to us how it was possible to acquire two businesses from one entity that appeared to operate as one business. Finally, please explain the purpose of completing the acquisition of Venture’s assets through separate transactions rather than all together. Please refer to the guidance in ASC 805-10-55-4 – 55-9.

Response: From the initial 2009 inventory purchase, our intention was to purchase the operations of Venture. Due to timing constraints relating to verification of inventory, fixed asset appraisals, property appraisals, and funding considerations, we were not able to initiate and complete the purchases of all operating assets at one time. The purchase of inventory, the hiring of a majority of employees, the purchase of fixed assets, and the purchase of property were all completed within a four-month period. The negotiation of executive employment agreements was completed within a six-month period. In accordance with ASC 805-10-25, the measurement period for a business combination shall not exceed one year from the acquisition date. All of our purchases and negotiations relating to this business were completed within this timeframe.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Based on our inventory purchase agreement, we were not obligated to hire all Venture employees, and we did not want to be obligated to do so. In January 2009, we hired those employees we deemed necessary to continue operations for our purposes, approximately twenty employees, which constituted a majority of the employees. We then entered into executive employment agreements with the two Venture majority owners in June 2009. Venture ceased its existing operating activities after our 2009 inventory purchase.

As noted in our 8-K filed on January 16, 2009 relating to the inventory purchase agreement, “(i)t is further anticipated that these same parties will enter into a fixed asset purchase agreement within the next 30 days in order to have Venture Metals convey fixed assets other than the inventory to ISA. However the parties have not negotiated or executed a definitive agreement for those remaining assets currently. Finally ISA anticipates negotiating with Luca Investments for the purchase of the real estate and buildings that Luca Investments owns and currently leases to Venture Metals. The parties do not have a current timetable for negotiating the real estate purchase.” These statements reinforce our intent to purchase all operating assets, constituting a business, from the beginning of the transaction. While the 2009 Acquisition constituted a business, we did not acquire all business capabilities of Venture.

In 2010, with the benefit of hindsight, management determined that we had only acquired the business operations in effect within a fifty-mile radius. Mr. Jones and Mr. Valentine were still capable of conducting business (i.e., using an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower cost, or other economic benefits directly to investors or other owners, members, or participants) under the Venture name, using their previous customers, outside the fifty-mile radius of the then current non-compete agreement, even though they were not doing so. They had the knowledge and relationships necessary to compete with us, and they only needed to purchase minimal property and equipment to begin. Thus, the Venture business was still a competitive threat. As a proactive and defensive measure, we determined it was worthwhile and prudent to protect the Company and investors by purchasing the Venture name and customer list and expanding the non-compete area. Thus, we considered the purchase of Venture intangibles (the “2010 Acquisition”) a separate business from the 2009 Acquisition. Also, as we were outside of the required one-year measurement period, we could not combine the transactions.

4.

We note that you acquired land and all improvements from LUCA Investments, LLC on April 2, 2009. Based on your disclosures in your 2010 Form 10-K, you recognized $1.5 million of goodwill in connection with this acquisition. Please provide us with a comprehensive explanation as to how you determined that you acquired a business from LUCA Investments, LLC rather than assets. Please refer to the guidance in ASC 805-10- 55-4 – 55-9.

Response: LUCA Investments, LLC (“LUCA”), an affiliate of Venture, was owned 50% each by Messrs. Jones and Valentine. They controlled all assets related to all purchases. Venture was leasing the facilities required for operating the business from LUCA. We predominantly dealt with Mr. Jones during our negotiations regarding all purchases, and he presented Venture and LUCA as virtually one and the same. As such, after completion of the appropriate appraisals, the adjustments relating to property and equipment were applied in total to what we considered the

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

acquired business, our 2009 Acquisition. Thus, the resulting goodwill was considered to relate to the entire 2009 Acquisition, not just the purchase of the property.

5.

We note your response to the third bullet of comment 22 from our letter dated June 21, 2011, as it relates to adjustments made to provisional amounts for the acquisition of fixed assets. Assuming you are able to demonstrate that the acquisition of inventories and fixed assets from Venture and the acquisition of land and improvements from LUCA Investments, LLC were that of businesses that are within the scope of ASC 805, please provide us with your materiality assessment that demonstrates that retroactively reflecting the adjustments to the provisional amounts to the date of acquisition is immaterial for both fixed assets and land and improvements. Please refer to ASC 805-10-25-13 – 25-19 and ASC 250-10-S99-1 – S99-2 for guidance.

Response: As overall assets did not change due to the adjustments to the provisional amounts, the only change affecting income would have been depreciation. The year-to-date decrease in recorded depreciation expense due to the adjustments to property and equipment was approximately $131 thousand. As our 2009 net income was $5.3 million, this adjustment was less than 2.5% of net income and less than 1.2% when the tax effect is taken into account. As this adjustment did not materially affect earnings, our compliance with any loan covenants or contracts, management compensation, and as all facts as known as of December 31, 2009 were disclosed in the 10-K, we deemed retroactively reflecting the adjustments to the provisional amounts to the date of acquisitions immaterial.

6.

We note on July 1, 2010, you entered into another asset purchase agreement with two members of Venture Metals that included the Venture Metals, LLC trade name, customer relationships, supplier relationships, and a five-year non-compete with Venture, Mr. Jones, and Mr. Valentine. In response to the fourth bullet to comment 22 from our letter dated June 21, 2011, you state that this agreement represents the acquisition of a business rather than of assets. Please provide us with your detailed analysis that supports this conclusion. Please refer to the guidance in ASC 805-10-55-4 – 55-9. In addition to this analysis, please explain to us the purpose of the July 1, 2010 acquisition in light of the fact that you acquired Venture’s inventory and fixed assets over a year prior. In this regard, please tell us the difference between Venture’s customers and the customers that you sold the purchased inventory and subsequent inventory you manufactured using Venture’s fixed assets acquired during fiscal year 2009. Please tell us the difference between Venture’s suppliers and your suppliers used to manufacture the products. Please tell us how the purchase of the intangible assets impacted the revenues and costs recognized in your consolidated statements of income. Finally, please explain why only two of the three owners of Venture were party to this purchase agreement.

Response: As noted in our response to comment three above, Mr. Jones and Mr. Valentine were still capable of conducting business (i.e., using an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower cost, or other economic benefits directly to investors or other owners, members, or participants) under the Venture name, using their previous customers, outside the fifty-mile radius of the then current non-compete agreement, even though they were not doing so. They had

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

the knowledge and relationships necessary to compete with us, and they only needed to purchase minimal property and equipment to begin. Thus, the Venture business was still a competitive threat and meets the definition of a business under ASC Topic 805.

The 2010 Acquisition was a proactive and defensive measure to protect the 2009 Acquisition, the Company, and investors. Because Messrs. Jones and Valentine were not conducting business under the Venture name, there was not a difference in the customers or suppliers in the 2010 Acquisition as compared to the 2009 Acquisition.

The 2010 Acquisition did not directly impact the revenues and costs recognized in our consolidated statements of income. It protected the revenue and purchasing ability of the 2009 Acquisition. North American Stainless, the 2009 Acquisition’s major customer in 2010, has a mill in Ghent, KY, which is located 63.5 miles from our corporate offices. The major vendors in 2010 for the 2009 Acquisition, such as Fulton (Illinois), RecMix (Pennsylvania), and Alpert & Alpert (California), are also outside the fifty-mile non-compete radius stated in the original purchase agreements. In 2010, the 2009 Acquisition was responsible for the largest percentage of our revenues and cost of goods sold. Management determined that the income-producing ability of the 2009 Acquisition was worth protecting through the 2010 Acquisition.

In the 2009 transaction, Mr. Carlos Corona was a 1% owner of Venture. Messrs. Jones and Valentine were each 49.5% owners. They subsequently bought Mr. Corona’s interest in Venture, so that they were each then 50% owners of Venture. Their purchase of Mr. Corona’s interest was completed after the 2009 Acquisition and prior to the 2010 Acquisition on January 1, 2010. This purchase also suggested to management that Messrs. Jones and Valentine were still maintaining the business capabilities of Venture after the 2009 transaction.

7.

We also note your response to the fourth bullet to comment 22 from our letter dated June 21, 2011, that the July 1, 2010 agreement contained contingent consideration that represents additional consideration for the purchase of the intangible assets. Please provide us with a more comprehensive explanation about the contingency for the additional consideration. In this regard, it is unclear whether the RONA required to be met is based on the performance of the intangible assets acquired from Venture, all of the assets acquired from Venture, or your consolidated assets. If the RONA required to be met to earn the additional consideration is based on your consolidated assets, please provide us with a more comprehensive explanation about how you determined the contingent consideration relates to the acquisition of intangible assets rather than compensation. In this regard, ASC 805-10-55-25 notes that duration of continuing employment is one consideration.

Response: The entire Company, not just the 2009 Acquisition, must achieve a return on net assets (“RONA”) of $9,280,000 each year before we are required to issue any additional consideration to Messrs. Jones and Valentine each year, and the entire Company must achieve a RONA of $9,280,000 on average for the five-year period including years 2010, 2011, 2012, 2013, and 2014 before we are required to issue the remaining 300,000 shares of ISA common stock.

As noted in our response to comment six above, in 2010, the majority of Company revenue came from the 2009 Acquisition already, so using a company-wide target corresponds well with the

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

2010 Acquisition, which protects our current major revenue-generating and purchasing ability. Also, we determined that using the entire Company’s performance in the additional consideration target would reinforce the mindset of driving the Company forward as a whole.

In Messrs. Jones’ and Valentine’s original 2009 employment agreements, continuing employment was a requirement to receive an annual cash bonus based on 15% of the 2009 Acquisition’s profit less an allocated amount of the Company’s selling, general, and administrative costs. The Company began renegotiating all management contracts in 2010. Both the CEO’s and President’s contracts were renegotiated effective April 1, 2010. We also discussed amended employment agreements with Messrs. Jones and Valentine at that same time. In the amended employment agreements, we replaced the original cash bonus with the eligibility to participate in two separate incentive plans, a Management Incentive Plan (the “MIP”) and an Executive Incentive Plan (the “EIP”). Continuing employment was still a requirement to receive these bonuses. We contemplated including the opportunity to earn additional stock bonuses relating to RONA targets each year and over the five-year period of 2011 through 2015 to these employment agreements. In the final compensation analysis, management determined that the MIP and EIP bonus awards would be sufficient awards for these employees. Mr. Valentine received $273,000 under the MIP in March 2011. Mr. Jones would have received approximately $800,000 total under the MIP and EIP; however, he did not receive anything under these plans as he was not employed as of year-end.

Management determined that Messrs. Jones and Valentine could potentially compete with our business operations and decided to negotiate an asset purchase agreement with them to purchase the Venture intangibles and eliminate this potential threat. The employment contracts and the asset purchase agreement were negotiated during the same time period by coincidence. In negotiating the asset purchase agreement, management determined that the purchase of the intangibles as protection of our income stream and competitive ability was worth the additional contingent consideration of stock awards based on the achievement of RONA targets. As noted in our prior response, Messrs. Jones and Valentine are no longer employed by the Company; however, they continue to be eligible to receive the contingent consideration if RONA targets are achieved. They are no longer eligible to receive the annual cash bonuses pursuant to the MIP and EIP established by the Company. Per 805-10-55-25(a), “(a)rrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional consideration rather than compensation.”

In further support of our determination that this contingent consideration was not intended to be compensation, we also restate the portion of our response to the fourth bullet point of your comment letter dated June 21, 2011 that relates to this topic, as follows:

From 805-10-55-25:

b. Duration of continuing employment:

The employment contracts of Jones and Valentine began on July 1, 2010 and had a term of five years. The contingent consideration was not dependent on the employment contracts as evidenced by the fact that they no longer are employees of the company, but they are still eligible to receive the shares in the future. The asset purchase agreement began July 1, 2010 and will run a period of five years. Since Jones and Valentine are no longer employees of our Company, the

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

period of employment does not coincide with and is not longer than the contingent payment period.

c. Level of compensation:

Jones and Valentine were each paid $200,000 annually, a salary that is standard for their positions within the industry of purchasing and selling stainless steel. After Jones left in December 2010, his replacement (who had similar qualifications) was paid $200,000 annually as well.

d. Incremental payments to employees:

Jones and Valentine were the only two individuals involved in the transaction. They each became employees of the Company and each qualifies for an equal amount of the incremental payment relating to the transaction contingent upon the Company’s achievement of the RONA criteria.

e. Number of shares owned:

Jones and Valentine did not own any interest in Venture after the purchase of the intangibles and remained as key employees of ISA after the purchase.

f. Linkage to the valuation:

The independent valuation established that the low end of the range of the value of the intangibles was $6,030,000. The initial consideration was 300,000 shares of ISA common stock with a value of $10.41 as of July 1, 2010 for a total of $3,123,000. The maximum value of the contingent payment of the 750,000 shares of stock is $7,807,500 (750,000 x $10.41 per share as of July 1, 2010). We recorded a total of $6,150,000 to intangibles and $4,273,000 to goodwill based on the valuation ranges. No adjustments to the recorded amounts were necessary based on the completion of the valuation in 2011. The contingent payment formula is based on the achievement of a certain return on net assets each year before we are required to issue any additional shares of ISA common stock to Jones and Valentine.

g. Formula for determining consideration:

The formula divides operating income by net fixed assets of the Company at the end of the year to get the RONA percentage. If the RONA percentage is at least 20%, then 25% (22,500 shares) would be issued. The formula contains a sliding scale of approximately 6%. Accordingly, if the RONA percentage is 32%, then 100% of 90,000 shares would be issued.

h. Other agreements and issues:

The non-compete agreement was part of the 2010 asset purchase agreement. We do not believe there are any other agreements and/or issues that would indicate that contingent payments are attributable to something other than consideration.

8.

We note from the Form 8-K filed July 7, 2010 that the employment contracts for Jones and Valentine were extended to June 30, 2015 and the calculation of the annual bonuses was modified. We further note from your disclosure on page 28 of your 2010 Form 10-K

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

that the purchase price was negotiated at the same time that you renegotiated the employment agreements of Mr. Jones and Mr. Valentine. Please tell us the facts and circumstances that led to the renegotiation of the employment agreements for Jones and Valentine and whether the purchase agreement impacted the employment agreements.

Response: As noted in our response to comment seven above, the Company was going through a reevaluation of all management contracts in 2010. The CEO’s consulting contract was amended on April 1, 2010. The President’s contract was amended on April 1, 2010. Management determined the need for the asset purchase agreement during this same time period. The timing of the renegotiation of Messrs. Jones and Valentine’s contracts and the purchase price negotiation are coincidental. The purchase agreement did not impact the employment agreements.

9.

We note your response to the fifth bullet of comment 22 from our letter dated June 21, 2011. Please tell us where you reflected these payments as an expense on your consolidated statement of income, including the period the expense was recognized. Please revise your disclosure in future filings to provide this additional information.

Response: These payments were accrued throughout 2009 with a monthly expense to bonus expense included in the selling, general, and administrative (SG&A) expenses of the Recycling segment calculated based on 15% of the amount determined for each period of division profit of the 2009 Acquisition minus SG&A applicable to the 2009 Acquisition division. This amount totaled $1,348,942 as of December 31, 2009 and was paid on April 12, 2010. We will revise our disclosure relating to this type of expense in future filings.

10.

We note your response to the sixth bullet of comment 22 from our letter dated June 21, 2011. Please demonstrate for us how you complied with each of the disclosure requirements in ASC 805-10-50, 805-20-50, and 805-30-50 for each business combination. Please ensure your response specifically references the disclosure requirement and the location of the disclosure provided in your 2010 Form 10-K.

Response: Please see the table below specifically referencing the disclosure requirement and the location of the disclosure provided in our 2010 Form 10-K.

Disclosure Requirement	Location in 2010 Form 10-K

From 805-10-50, 805-20-50, and 805-30-50 (as included in 2010 disclosure checklist): Items under Business Combinations in Periods Beginning on or After December 31, 2008:

Item 1:
If the company acquired, or is in the process of acquiring, a significant business, have separate audited balance sheets as of the end of the latest two fiscal years, unaudited condensed balance sheets for the latest interim period, audited statements of income and cash flows for periods of up to three years, and separate comparable unaudited condensed statements for any interim periods been presented?

Item 1: Condensed, audited 2010 and 2009 information is included in the Consolidated Financial Statements – pp. 2 – 6; we will add pro forma financial statements for 2008 in future filings.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Item 2:

If the company acquired a significant business, acquired a series of individually insignificant businesses that are significant in the aggregate, or disposed of a significant portion of a business, have pro forma condensed income statements for the most recent fiscal year and any interim period and a pro forma condensed balance sheet as of the end of the latest interim period been presented?

Item 3:
a. The name and a description of the acquiree;
b. The acquisition date(s);
c. The percentage of voting equity interests acquired;
d. The primary reasons for the business combination and a description of how the acquirer obtained control of the acquiree;

e. A qualitative description of the factors that make up the recognized goodwill, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors;

f. The acquisition-date fair value of the total consideration transferred;
g. The acquisition-date fair value of each major class of consideration transferred, such as:
i.	Cash;
ii.	Other tangible or intangible assets, including a business or subsidiary of the acquirer;
iii.	Liabilities incurred, for example, a liability for contingent consideration;
iv.	Equity interests of the acquirer, including the number of instruments or interests issued or issuable and the method of determining their fair value;
h. For contingent consideration arrangements and indemnification assets:
i.	The amount recognized as of the acquisition date;
ii.	A description of the arrangement and basis for determining the amount of the payment;
iii.	An estimate of the range of outcomes (undiscounted), or if the range cannot be estimated, that fact and the reasons;
i. For acquired receivables not subject to the requirements FASB ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly SOP 03-3):
i.	The fair value of the receivables;
ii.	The gross contractual amounts receivable;
iii.	The best estimate at the acquisition date of the contractual cash flows not expected to be collected;

Item 2: Condensed 2010 and 2009 information is included in the Consolidated Financial Statements – pp. 2 – 6; we will add pro forma financial statements for 2008 in future filings.

Item 3:
a.	Note 13 – pp. 34-37* – Venture Metals, LLC;
b.	Note 13 – pp. 35-36 – January13, 2009, April 2, 2009, April 13, 2009, and July 1, 2010;
c.	N/A;
d.	Reasons* – p. 15 of MD&A, and Note 13 – pp. 34-37; How obtained control – N/A;
e.	pp. 14-15 of MD&A*;

f.	Note 13 – pp. 34-37 – see table in Note for 2009 business combination; 300,000 shares of common stock at $10.41 and 750,000 additional contingent shares for purchase of intangibles in 2010;
g.

Note 13 – pp. 34-37 – $8,846,794 cash through line of credit for inventory, plus additional cash of $262,265 after weight verification; $1,498,885 cash for fixed assets; $1,267,041 cash and 300,000 shares of common stock at $2.67 per share for the property and improvements; 300,000 shares of common stock at $10.41 per share, plus a commitment of $7,300,000 representing the fair value of the contingent consideration of common stock of 750,000 shares for the intangibles;

h.

Note 13 – pp. 37 – 750,000 shares of common stock ($10.41 per share with a probability of issuance of approximately 94%) totaling $7,300,000 recorded to paid in capital and to be paid based upon satisfaction of RONA criteria outlined in the Note and in Exhibit 10.3 of the June 30, 2010 Form 10-Q*;

i.	N/A;

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

j. The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed;
k. For assets and liabilities arising from contingencies recognized at the acquisition date:
i.	The amounts recognized at the acquisition date and the measurement basis applied;
ii.	The nature of the contingencies;
l. For contingencies that are not recognized at the acquisition date, the disclosures required by Questions 1- 4 in Part I, Contingencies, Risks and Uncertainties, if applicable;
m. The total amount of goodwill that is expected to be deductible for tax purposes;

n. If the acquirer is required to disclose segment information in accordance with FASB ASC 280, the amount of goodwill by reportable segment or the fact that the assignment of goodwill to reporting units required by SFAS No. 142, Goodwill and Other Intangible Assets, has not been completed as of the date the financial statements are issued;

o. For transactions that are recognized separately from the acquisition of assets and assumptions of liabilities in the business combination:
i.	A description of each transaction;
ii.	How the acquirer accounted for each transaction;
iii.	The amounts recognized for each transaction and the line item in the financial statements in which each amount is recognized;
iv.	If the transaction is the effective settlement of a preexisting relationship, the method used to determine the settlement amount;
v.	The amount of acquisition-related costs for each transaction, the amount recognized as an expense, and the line item(s) in the income statement in which those expenses are recognized;
vi.	The amount of any issuance costs not recognized as an expense, and the manner of recognition;
p. In a bargain purchase:
i.	The amount of any gain recognized and the line item in the income statement in which the gain is recognized;
ii.	A description of the reasons why the transaction resulted in a gain;
q. For each business combination in which the acquirer holds less than 100 percent of the equity interests in the acquiree at the acquisition date, both of the following:
i.	The fair value of the noncontrolling interest in the acquiree at the acquisition date;
ii.	The valuation technique(s) and significant

j.

Note 13 – p. 35 – In 2009, we recorded $9,109,059 for inventory, $1,024,584 for equipment, furniture and fixtures, $534,301 for property and improvement and $2,007,041 for goodwill. p. 37 – In 2010, we recorded $4,273,000 for additional goodwill, $5,775,000 for intangible assets, and $7,300,000 for contingent consideration;

k.	None;

l.	N/A;

m.	None;

n.	Note 12 and Note 13 – Goodwill recorded in the Recycling segment: $6,840,046;

o.	None;

p.	N/A;

q.	N/A;

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

inputs used to measure the fair value of the noncontrolling interest;
r. In a business combination achieved in stages, all of the following:
i.	The acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the acquisition date;
ii.

The amount of any gain or loss recognized as a result of remeasuring to fair value the equity interest in the acquiree held by the acquirer immediately before the business combination and the line item in the income statement in which that gain or loss is recognized;

iii.	The valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree held by the acquirer immediately before the business combination;
iv.

Information that enables users of the acquirer’s financial statements to assess the inputs used to develop the fair value measurement of the equity interest in the acquiree held by the acquirer immediately before the business combination;

s. The revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement, or an explanation of why it is impractical to do so;

t. The revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period;

u. In comparative financial statements, the revenue and earnings of the combined entity for the comparable period as though all acquisitions that occurred during the current year had been as of the beginning of the comparable prior annual reporting period, or an explanation of why it is impractical to do so;

v. If material, any amounts related to the transaction separately accounted for as debt issue costs.

Item 4:
If the acquisition date of a business combination is after the reporting date but before the financial statements are issued (or available to be issued), has the following been disclosed:
i.	The information required by item 3(a)-(d), (o), and (r)-(u);
ii.

Where the initial accounting for the business combination is incomplete at the time the financial statements are issued (or available to be issued), a description of the disclosures in item 3 that could not be made and the reasons.

r.	N/A;

s.

The operations of the acquiree have been integrated since January, 2009; thus, it is impracticable to separately state the revenue and expenses included in the consolidated income statement since the acquisition date;

t.

Consolidated Statements of Income – p. 4 and Note 13 – p. 35 - For 2009 transaction: We have treated this transaction as an acquisition and have followed FASB’s authoritative guidance on business combinations for reporting purposes. Accordingly, the results of operations of the acquired business have been included in the consolidated statement of income since January 2009;

u.	Same as t. above. We will add pro forma financial statements for 2008 in future filings
v.	N/A.

Item 4: N/A – The acquisitions occurred in 2009 and 2010.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Item 5:

The acquirer shall disclose information that enables users of its financial statements to evaluate the financial effects of adjustments recognized in the current reporting period that relate to business combinations that occurred in the current or previous reporting periods. In meeting that objective, has the following information been disclosed for each material business combination (or in the aggregate for individually immaterial business combinations that are collectively material):

a.

If the initial accounting for a business combination is incomplete for particular assets, liabilities, noncontrolling interests, or items of consideration and the amounts recognized in the financial statements are provisional:

	i.	The reasons why the initial accounting is incomplete;
	ii.	The assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete;
	iii.	The nature and amount of any measurement period adjustments recognized during the reporting period;
b.

For each reporting period after the acquisition date until the entity collects, sells, or otherwise loses the right to a contingent consideration asset, or until the entity settles a contingent consideration liability or the liability is cancelled or expires:

	i.	Any changes in the recognized amounts, including any differences arising upon settlement;
	ii.	Any changes in the range of outcomes (undiscounted) and the reasons for those changes;
	iii.	The disclosures required by item 1 (or 8) in Part I, Fair Value Measurements;
c.	A reconciliation of the carrying amount of goodwill at the beginning and end of the reporting period as required by item 5c in Part II, Intangibles.

Item 6:

If the specific disclosures required in items 3 through 5 or other GAAP do not meet the objectives noted in items 3 and 5, has disclosure been provided of whatever additional information is necessary to meet those objectives?

Item 5:

a.	i. Note 13 – p. 37: The Company is in the process of obtaining a valuation of the Venture intangible assets;

ii. Note 13 – p. 37: The Company is in the process of obtaining a valuation. Based on preliminary estimates and the share price as of July 1, 2010 of $10.41 per share, we recorded additional goodwill of $4,273,000, decreased the value of the intangible asset by $630,000, and increased fourth quarter amortization expense related to the intangible assets by $98,718. We have also recorded $7,300,000 to paid in capital representing the fair value of the contingent consideration associated with the purchase of the intangibles as of December 31, 2010;

iii. See ii. above;
b.	i. See a. ii. above;

ii. N/A as of December 31, 2010;

iii. Note 1 – under Impact of Recently Issued Accounting Standards – pp. 16-18; see also our response to comment 11 relating to valuation methodologies;

c.

See b. iii. above. Specifically, in table and narrative on pp. 17 – 18, $2,567,046, plus additional goodwill from purchase of intangibles of $4,273,000, for a total of $6,840,046 as of December 31, 2010.

Item 6: N/A.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Item 7:
If the company is awaiting additional information for the measurement of contingencies in a business combination, have the following been disclosed:
a.	The fact that the purchase price allocation is preliminary;
b.	The nature of the contingency;
c.	Other available information that will enable a reader to understand the potential effects of the contingency on the final purchase price allocation and on post-acquisition operating results.

Item 8:

For transfers of net assets or exchanges of equity interests between entities under common control that result in a change of reporting entity, has the following information been disclosed by the receiving entity in the period of the transaction:

a.	The name and brief description of the entity included as a result of the transaction;
b.	The method of accounting for the transfer or exchange;
c.	The nature of and effects on earnings per share of nonrecurring intercompany transactions involving long-term assets and liabilities.

Item 7: Note 13 – p. 37: The only contingency was the final purchase price allocation. The final purchase price allocation was contingent on the final valuation of assets acquired. The only impact from the results would have been a change in the value of goodwill or intangibles. Once the final valuation was complete, there was no change in the balances, as disclosed in our June 30, 2011 Form 10-Q.

Item 8: N/A.

*After further review and consideration, we determined we need to clarify, expand, or include the following disclosures relating to these business combinations, as follows:
Item 3 a. – In Note 13 - Description of acquiree: Venture Metals, LLC, a metal recycler focused on stainless steel and high temperature alloys…
Item 3 d. – In Note 13 – Reasons for acquisition of intangibles: We determined that purchasing Venture intangible assets would protect our market position.

Item 3 e. – In Note 13 – Qualitative factors of goodwill: Goodwill resulting from this purchase relates to the name recognition of Venture Metals, LLC in the industry as well as synergies expected from the business combination.

Item 3 h. – Range of outcomes: This commitment value was determined based on management’s estimate that the probability of achieving the RONA criteria was approximately 94%. The maximum value of the contingent shares is $7,807,500 based on the $10.41 per share value as of the acquisition date.

11.

We note your response to the eighth bullet to comment 22 from our letter dated June 21, 2011, in which you note the valuation of the intangible assets were completed by an independent valuation company. Using a valuation prepared by a third party does not eliminate the need to explain to investors the methodologies used to estimate the fair value of the intangible assets acquired along with the material assumptions and estimates that were used. As previously requested, please provide critical accounting policy disclosure regarding the methods and material assumptions made to estimate the fair value of the assets and liabilities of Venture at the acquisition date. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Response: The independent valuation company considered the income approach, the market approach, and the cost approach valuation methods when valuing our intangible assets. They ultimately chose to utilize the income approach for our valuation. The material assumptions they used were as follows:

Discount Rate Range – 16.0% – 18.0%
Long-Term Growth Rate – 3.0%
Working Capital/Sales – approximately 11%
Terminal Growth Rate Range – 2.0% - 4.0%

The disclosures we intend to include in future filings, as appropriate, are as follows:
Under Note 1 – “Summary of Significant Accounting Policies” and in the MD&A under “Critical Accounting Policies:”

Estimates: In preparing the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenues and expenses, as well as affecting the disclosures provided. Examples of estimates include the allowance for doubtful accounts, estimates associated with annual goodwill impairment tests, and estimates of deferred income tax and liabilities. The Company also uses estimates when assessing fair values of assets and liabilities acquired in business acquisitions as well as any fair value and any related impairment charges related to the carrying value of machinery and equipment, and other long-lived assets. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from these estimates.

Under Note 13 - “Purchase of inventory, fixed assets, and intangible assets of Venture Metals, LLC:”

Of the valuation methodologies considered for the valuation of the intangible assets purchased from Venture Metals, LLC, the income approach valuation method was chosen. In this approach, discounted cash flow analysis measures the value of a company by the present value of its estimated future economic benefits. These benefits can include earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The material assumptions used in the valuation include a discount rate range of 16.0% – 18/0%, a long-term growth rate of 3.0%, a working capital rate of approximately 11.0%, and a terminal growth rate range of 2.0% - 4.0%. The valuation also includes income projections and capital expenditure forecasts as provided by management. These assumptions and estimates were based on information available at the time the valuation was performed. These assumptions and estimates bear the risk of change as future performance, future economic conditions, and continued major customer relationships cannot be predicted or guaranteed.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

12.

In future filings, please ensure that you provide investors with an understanding as to how the material decline in the volume of stainless steel sales impacted total cost of goods sold in addition to total revenue. Please also provide a more comprehensive analysis for the increase in overall average commodity prices. Please identify the specific raw materials purchased with varying average purchase prices between the periods presented along with quantification of the changing prices. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In future filings we intend to provide investors with an understanding as to how the material decline in the volume of stainless steel sales impacted total cost of goods sold in addition to total revenue, and we will provide a more comprehensive analysis for the increases and decreases in overall average commodity prices in general.

We do not intend to provide additional detailed analysis, such as identifying the specific raw materials purchased with varying average purchase prices between the periods presented along with quantification of the changing prices, due to the fact that providing this information to the public is competitively disadvantageous for the Company. We are a small, public company with a limited customer base in our stainless steel division. Providing such detail, combined with other information included in our filings, would allow our competition to calculate our margins, which could then be used to bid against us. Our customers could also use this information to negotiate lower prices on future orders.

13.

In future filings, please provide investors with an understanding of the material factors resulting in a decrease of your effective tax rate. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In future filings, we will provide investors with an understanding of the material factors resulting in a decrease of our effective tax rate, which relates to the Domestic Production Activities Deduction available to US-based manufacturing companies.

14.

In future filings, please quantify the impact the significant decline in the volume of stainless steel materials and the increase in volume of ferrous shipments and nonferrous shipments have had on total revenue in addition to quantifying the percentage of volume decline and increase. Please refer to Item 303(a)(3)(iii) of Regulation S-K for guidance.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Response: In future filings, we will quantify the impact the significant decline in the volume of stainless steel materials and the increase in volume of ferrous shipments and nonferrous shipments have had on total revenue in addition to quantifying the percentage of volume decline and increase.

15.

In future filings, please explain to investors why you needed to cancel several purchase contracts, if you expect the stainless steel shipments will rebound in the third quarter of fiscal year 2011. Please provide us with the disclosure you intend to include in future filings. Please refer to Section 501.12 of the Financial Reporting Codification for guidance.

Response: In future filings, we will explain to investors why we needed to cancel several purchase contracts, although we expect the stainless steel shipments will rebound in the third quarter of fiscal year 2011. The disclosure we intend to include in future filings is as follows:

Although we expect stainless steel shipments to rebound in the latter half of 2011, we paid $0.5 million to cancel several purchase contracts due to the decrease in demand for stainless steel in the second quarter of 2011. The purchase contracts cancelled were valued at approximately $2.4 million. At the time we cancelled the contracts, the market price of the commodities included in them had decreased compared to the price we were required to pay based on the terms of the contracts. We can purchase these commodities in the market at lower cost when needed to fill new shipment orders. Management determined that the company could benefit from market volatility by cancelling these contracts.

16.

In future filings, please quantify the portion of inventory that is stainless steel. This disclosure will allow investors to better understand the portion of your inventory that may be at-risk for write-downs given the significant decline in volume experienced during the second quarter of fiscal year 2011. Please refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification and SAB Topic 5:P.4 for guidance.

Response: In future filings, we do not intend to quantify the portion of inventory that is stainless steel due to the fact that providing this information to the public is competitively disadvantageous for the Company. We have limited customer and supplier bases in our stainless steel division. Most of our competition consists of non-public companies. When we quantify separately the portion of inventory that is stainless steel by aging category, our customers may use the information to lower their offer prices for the older materials. Suppliers may use the information to charge more for inventory that is turning more quickly, and competitors can use this information, combined with other information included in our filings, to determine our stainless steel margins for competitive bidding against us.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

Signatures, page 33

17.

Please file an amendment to your Form 10-Q for the fiscal quarter ended June 30, 2011 to update the dates of each signature and to identify Harry Kletter as the principal executive officer and not the principal executive and financial officer. With your Form 10-Q amendment, please file currently-dated certifications that refer to the Form 10-Q/A.

Response: We plan to file an amendment to our Form 10-Q for the fiscal quarter ended June 30, 2011 subsequent to the conclusion of SEC comment letters so that that all issues can be properly addressed and amended. We will update the dates of each signature and will identify Harry Kletter as the principal executive officer and not the principal executive and financial officer. We will file currently-dated certifications that refer to the Form 10-Q/A with our Form 10-Q amendment.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 11

Summary Compensation Table, page 11

18.

We reissue comment 31 in our letter dated June 21, 2011. As previously requested, please disclose the assumptions you made when you valued Mr. Donaghy’s stock awards. Refer to Instruction No. 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Investors should be able to understand how you determined the value of Mr. Donaghy’s stock awards from your disclosure. For the stock awards subject to performance conditions, please report the grant date fair value of the stock awards based upon the probable outcome of such performance conditions. For example, if you determine that it is probable you will achieve the performance goal relating to a specific stock award; please disclose the value of the stock award at the grant date. Refer to Instruction No. 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Finally, please disclose the material terms for each stock award, including the grant date, the grant date fair value per share, and whether the stock is restricted or subject to vesting conditions. Refer to Item 402(o)(4) of Regulation S-K. Please comply with this comment in future filings. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Comment 31 from letter dated June 21, 2011: In future filings, please disclose the assumptions made in the valuation of Mr. Donaghy’s stock awards. Refer to Instruction No. 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Additionally, based on your disclosure regarding Mr. Donaghy’s employment agreement on page 17, it appears that some or all of these stock awards are subject to certain performance conditions. If so, in future filings, please report the value at the grant date based upon the probable outcome of such conditions. Refer to Instruction No. 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Finally, for each grant of stock options and stock awards, in future filings, please disclose the material terms of each grant. Refer to Item

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

402(o)(4) of Regulation S-K. Using the information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Response: Please see our revised 2010 Summary Compensation Table attached. We also intend to include the following information in Note 14 – “Long Term Incentive Plan” in the Notes to Consolidated Financial Statements:

For performance-based awards granted under our long term incentive plan, we have assumed that the performance targets for awards granted in a specific year will be achieved. We have assumed that performance targets for future years will not be achieved. Based on these assumptions, we use the closing per share stock price on the date the contract is signed to calculate award values for recording purposes. These calculated amounts reflect the aggregate grant date fair value of the stock awards computed in accordance with ASC Topic 718.

In future filings, we will follow this disclosure format and describe the material terms of each grant in narrative format.

19.

We note footnote two to the revised 2010 Summary Compensation Table provided in your response letter dated July 29, 2011. We note that Mr. Donaghy received and earned certain stock awards in 2009 and 2010. Please revise your disclosure to clearly state when the company granted each of these awards to Mr. Donaghy and revise your disclosure as necessary to ensure that awards granted in 2009 are reported in the 2009 row of the Summary Compensation Table and that awards granted in 2010 are reported in the 2010 row. Additionally, your current disclosure in footnote two to the revised 2010 Summary Compensation Table indicates that the grant date fair value for stock awards Mr. Donaghy received in 2009 should total $221,100. Please tell us how you determined the grant date fair value of the 2009 stock awards totaled $183,000, as disclosed in the revised 2010 Summary Compensation Table.

Response: Please see our revised 2010 Summary Compensation Table attached. The $3.80 per share price was the original per share price prior to our stock split and was typed in the footnote accidentally. The amount in the Table was calculated using the per share price after the stock split, which was $2.53, as corrected in footnote two of the revised table attached.

20.

In footnote two to the revised 2010 Summary Compensation Table, we note that you state several times that shares subject to stock awards were paid at specified prices. For example, for the 15,000 shares granted based on 2008 EBITDA exceeding $4.5 million, you state “[t]hese shares were paid at the then current market price of $3.20 per share, totaling $48.000.” Please explain to us what you mean by these statements and how these valuations figure into the grant date fair values of the stock awards.

Response: Please see the revised wording included in footnote two attached. The differences between the expense we recorded relating to these stock awards and the grant date fair value were immaterial. The tax-effected difference between these expenses after the stock award was issued was approximately $14,000.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

21.

We note your response to comment 33 in our letter dated June 21, 2011. We note that you have included the bonus awarded to Mr. Donaghy in the Non-Equity Incentive Plan Compensation column in the revised 2010 Summary Compensation Table. Please provide us with your analysis as to why this bonus should be included in this column rather than the Bonus column. We note that you included this award under the Bonus column of the Summary Compensation Table in the Definitive Proxy Statement on Schedule 14A.

Response: After noting that this payment was in lieu of the payment under the MIP and EIP Non-Equity Incentive Plans, we felt it would be considered payment under these plans as well; however, upon further review and consideration, we agree this cash bonus should be included in the Bonus column. See the revised 2010 Summary Compensation Table attached.

22.

We note your response to comment 39 in our letter dated June 21, 2011. It appears that you do not expect to achieve the performance goals associated with certain long-term awards you made to Mr. Donaghy. If true, please revise your disclosure in footnote two to the revised 2010 Summary Compensation Table to state so and state that you do not expect to make any payouts to Mr. Donaghy pursuant to these awards.

Response: Please see our revised 2010 Summary Compensation Table attached.

Please contact Alan Schroering at (502) 214-3710 or Karin Jackson at (502) 214-7235 if you have additional questions or need clarification relating to any response.

Sincerely,

Alan Schroering, CFO
Industrial Services of America, Inc.

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

The following table summarizes the compensation awarded to, paid to, or earned by our principal executive officer, the two most highly compensated executive officers other than our principal executive officer, and one individual who served as an executive officer during the year, but not at the end of the year:

2010 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)		Total ($)

Harry Kletter	2010	$—	$—		$—		$—	$—	$—	$427,828	(1)	$427,828
CEO	2009	—	—		—		—	—	—	240,000	(1)	240,000
Brian Donaghy	2010	200,000	325,000	(2)	614,490	(2)	—	—	—	30,212	(3)	1,169,702
President and COO	2009	200,050	—		75,900	(2)	—	—	—	22,873	(3)	298,823
Jim Wiseman	2010	143,700	40,000		—		—	—	—	18,056	(4)	201,756
Vice President	2009	136,500	40,000		—		—	—	—	21,631	(4)	198,131
Steve Jones
Vice President –	2010	199,992	—		—		—	—	—	23,983	(5)	223,975
ISA Alloys	2009	192,300	—		—		—	—	—	6,453	(5)	198,753

(1) Although Mr. Kletter did not receive any compensation directly from us, he received $420,000 in 2010 and $240,000 in 2009 in the form of consulting fees as the sole member of K & R. An amount of $7,828 is also included in this total and reflects Mr. Kletter’s personal use of our company vehicle during the calendar year 2010.

Mr. Kletter also received rental fees of $582,000 in 2010 and 2009 as sole member of K&R, the lessor of our facilities. These fees are not included in the table above. A description of Mr. Kletter’s compensation is under Certain Relationships and Related Transactions with respect to the K & R lease term.

(2) On April 14, 2009, Mr. Donaghy was granted a performance-based stock award of 30,000 shares based on 2009 EBITDA exceeding $4.5 million. The April 14, 2009 grant date fair value of $2.53 per share was based on the assumption that the 2009 EBITDA target would be achieved. As of December 31, 2009, when 2009 EBITDA did in fact exceed $4.5 million, Mr. Donaghy became vested in these shares. On January 11, 2010, Mr. Donaghy received a non-performance based bonus of 12,000 shares valued at the then current market price of $6.47 per share, totaling $77,640. On April 1, 2010, Mr. Donaghy was granted several performance-based stock awards in conjunction with an amended executive employment agreement. He was granted a stock award of 30,000 shares based on 2010 EBITDA exceeding $4.5 million. He was granted a stock award of 15,000 shares based on 2010 RONA exceeding 32%. The April 1, 2010 grant date fair value of $11.93 per share was based on the assumptions that both performance targets would be achieved. As of December 31, 2010, when both performance targets were in fact achieved, Mr. Donaghy became vested in these shares. Additional performance-based awards granted in 2010 in conjunction with the amended employment agreement, include (i) a bonus up to 15,000 shares per year for calendar years 2011 through 2015 based on achieving a target RONA exceeding 32%, which would vest on December 31 of each year if the RONA target was achieved for that year, and (ii) a bonus up to 225,000 shares based on achieving a target average five-year (2010 – 2014) RONA exceeding 32%, which would vest on December 31, 2014 if the target five-year average RONA was achieved. These shares are subject to future performance conditions, which we do not expect to achieve. We do not expect to make any payouts to Mr. Donaghy pursuant to these awards. See also Note 14 – “Long Term Incentive Plan” in the Notes to Consolidated Financial Statements for additional information regarding our assumptions. The value of these awards at the April 1, 2010 grant date assuming the highest level of performance conditions will be achieved is $3,579,000. ISA stock is unregistered; therefore, recipients are subject to a six-month holding period by the recipient prior to selling or transferring. In 2010 Mr. Donaghy also qualified for cash awards under the MIP and EIP, which would have totaled $798,180; however, we did not implement these plans and are in the process of cancelling them. Mr. Donaghy accepted $325,000 as a cash bonus instead. The stock

Mr. O’Brien
United States Securities and Exchange Commission
September 30, 2011

award amounts in the table reflect the aggregate grant date fair value of stock awards computed in accordance with ASC Topic 718.

(3) These amounts reflect our contribution to the 401(k) plan, the automobile allowance in the amount of $1,000 per month, and the cost of health, dental, life, STD, and LTD benefits paid by the company of $16,520 and $10,873 in 2010 and 2009, respectively.

(4) These amounts reflect our contribution to the 401(k) plan, the automobile allowance, and the cost of health, dental, life, STD, and LTD benefits paid by the company of $13,449 and $12,017 in 2010 and 2009, respectively.

(5) These amounts reflect our contribution to the 401(k) plan, the automobile allowance in the amount of $700 per month from June, 2009 through June, 2010 and $1,000 per month from July through December, 2010 and the cost of health, dental, life, STD, and LTD benefits paid by the company of $11,553 and $1,553 in 2010 and 2009, respectively.

We issued 60,500 shares of our common stock as awards in 2010, with 30,000 of those shares awarded to Mr. Donaghy based on the satisfaction of the related performance condition. As of April 12, 2011, we have issued 60,600 shares of our common stock as awards in 2011, with 45,000 of those shares awarded to Mr. Donaghy based on satisfaction of the related performance condition.